UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2010/UOB2010/UOB-A1/sc/csm

7 January 2010

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

SALE OF UOB LIFE AND BANCASSURANCE ARRANGEMENTS WITH PRUDENTIAL

We enclose a copy each of our announcement and news release both dated 6 January 2010 on the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED


10015106



Leo Hee Wui
Assistant Secretary

Encs

dlw 1/25

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

(1) Sale of UOB Life
(2) Bancassurance Arrangements with Prudential

Singapore, 6 January 2010 - United Overseas Bank Limited ("UOB") is pleased to announce that it has today signed a Sale and Purchase Agreement with Prudential Singapore Holdings Pte. Limited ("Prudential") for the sale of all the interests in UOB Life Assurance Limited ("UOB Life") ("Sale"). Completion of the Sale is scheduled for 31 January 2010 or such other date as parties may mutually agree. Following completion, UOB Life will cease to be a subsidiary of UOB.

Upon completion of the Sale, UOB will be entering into a bancassurance agreement with Prudential Assurance Company Singapore (Pte) Limited, UOB's Indonesian banking subsidiary PT Bank UOB Buana ("UOB Buana") will be entering into a bancassurance agreement with PT Prudential Life Assurance and UOB's Thai banking subsidiary, United Overseas Bank (Thai) Public Company Limited ("UOB Thai") will be entering into a bancassurance agreement with Prudential Life Assurance (Thailand) Public Company Limited (collectively, "Bancassurance Agreements"). Under the Bancassurance Agreements, UOB, UOB Buana and UOB Thai will distribute life, accident and health insurance products of the Prudential Group for at least 12 years.

The consideration for the Sale, which will be settled in cash on completion, is S$428 million, subject to a post-completion adjustment to reflect the net asset value of UOB Life as at completion date. The consideration was arrived at on a willing-buyer willing-seller basis, taking into consideration the net asset value and in-force value of UOB Life, amongst others. The unaudited net tangible asset value of UOB Life as at 30 September 2009 was S$244 million. The book value of UOB's investment in UOB Life as at 30 September 2009 was S$343 million. The Sale is not expected to have a significant impact on the financial position of the UOB Group for the financial year ending 31 December 2010.

With the Sale and the bancassurance arrangements with the Prudential Group, the UOB Group would be able to leverage on its core banking franchise and strong distribution network to build a successful bancassurance platform across the region.

The Sale will not affect the policies issued by UOB Life which will remain fully in force and holders of such policies can continue to look forward to the same high level of customer service from UOB Life under the ownership of Prudential.

Mr Wee Ee Cheong, Deputy Chairman and Chief Executive Officer of UOB said: "This partnership marks another step in the Group's continued efforts in building a premier regional bank. The tie-up allows us to leverage our distribution strength and harness the manufacturing expertise of a leading life insurer, to jointly accelerate the growth of our bancassurance business regionally. We are delighted to have Prudential as our partner in this development and look forward to working together to deliver greater value to our customers and our stakeholders."

Mr Tidjane Thiam, Group Chief Executive of Prudential plc, said: "Our agreement with UOB enhances our presence in some of the most dynamic economies in the region and strengthens our leading regional platform. The bancassurance partnership offers us significant new profitable growth opportunities in Singapore and Indonesia, and substantially increases our scale in Thailand, a key market in the region. We have a proven track record of working with partners across Asia and we are delighted to be working with UOB. This transaction will allow us to create significant shareholder value in some of the most dynamic and attractive Asian markets."

The Hongkong and Shanghai Banking Corporation Limited is the financial adviser to UOB on this transaction.



Mrs Vivien Chan
Group Secretary

About United Overseas Bank Limited
UOB is a leading bank in Asia. It provides a wide range of financial services through its global network of over 500 offices in 19 countries and territories in Asia Pacific, Western Europe and North America, including banking subsidiaries in Singapore, Malaysia, Indonesia, Thailand and mainland China.

In Singapore, UOB is a market leader in the credit and debit cards business, and the private residential home loan business. It is also a key player in loans to small and medium enterprises. Its fund management arm, UOB Asset Management, is one of Singapore's most awarded fund managers.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B for financial strength, and Aa1 and Prime-1 for long-term and short-term bank deposits respectively.

For more information about UOB, visit www.uobgroup.com.

About UOB Life Assurance Limited
UOB Life was incorporated in Singapore on 20 April 1990, providing a comprehensive range of life assurance products to meet our customers' needs for protection, savings, investment and retirement. These products are distributed through bancassurance, independent financial advisers and direct channels. Currently, the company has a paid-up capital of S$371 million and an asset size of over S$2 billion as at September 2009.

About Prudential Corporation Asia
Prudential comprises the life insurance, asset management and consumer finance operations of Prudential plc* in Asia. It has businesses in 13 markets, covering People's Republic of China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates.

Prudential is a leading Europe-based life insurer in Asia in terms of market coverage and number of top three positions, and has more than 425,000 employees and agents across the region.

Prudential's asset management business has operations in ten markets and £42.2 billion in assets under management (at 30 September 2009). It manages funds on behalf of a wide range of retail and institutional investors, including life and pension products sold by Prudential, and hold more top five domestic mutual fund market positions than other regional players in Asia.

Prudential plc is incorporated and has its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £245 billion in assets under management (as at 30 June 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a *company whose principal place of business is in the United States of America.*


UOB
大華銀行


PRUDENTIAL
英國保誠集團

UOB and Prudential to form regional bancassurance alliance; insurer will buy UOB Life

Customers to benefit from UOB Group's strong distribution network and Prudential's comprehensive product suite

Singapore, 6 January 2010: United Overseas Bank (UOB) and Prudential Corporation Asia (Prudential) today announced an alliance to grow their bancassurance business in Asia. In conjunction with the bancassurance alliance, UOB will sell its subsidiary, UOB Life Assurance Limited (UOB Life), to Prudential for a total consideration of S$428 million.

Under the bancassurance arrangement, UOB in Singapore and its bank subsidiaries in Indonesia and Thailand -- UOB Buana and UOB (Thai) -- will distribute Prudential's life, accident and health insurance products through their respective bank branches for an initial term of 12 years. UOB Group operates more than 400 bank branches across the three markets.

The arrangement delivers significant benefits to both partners and their customers. For the UOB Group, the partnership with Prudential will enable the Group to focus on strengthening its regional insurance distribution capability and to accelerate growth of its bancassurance business with a well-established and credible partner. Customers in Singapore, Indonesia and Thailand will have access to Prudential's innovative and market-leading portfolio of insurance products.

For Prudential, the alliance will further consolidate its leading position in Singapore, whilst significantly expanding and enhancing its bancassurance network in Thailand and Indonesia. In the three markets, Prudential's life, accident and health insurance products will be distributed through the UOB Group's retail bank branches. Prudential will also extend its expertise in the areas of insurance sales management, staff training and customer support, to build a strong bancassurance platform together with the UOB Group. This partnership will further enhance the UOB Group's capability in delivering the best products to suit customers' financial needs.

Prudential is one of the largest life insurers in Singapore and Indonesia, with strong distribution capabilities through its tied agency force as well as bank and non-bank distribution channels. In Thailand, Prudential's life insurance products are principally distributed through direct and telemarketing channels. The addition of the bancassurance partnership with UOB (Thai) will substantially increase the scale of its operations there.

Commenting on the agreement, Mr Barry Stowe, Chief Executive of Prudential Corporation Asia, said, "Our agreement with UOB Group demonstrates Prudential's continued focus on growing in the Asia region and our commitment to investing in opportunities that deliver superior value for our customers, for our partners and for our shareholders. Prudential works closely with many of Asia's largest financial groups to create world class distribution partnerships, and we look forward to building a successful relationship with UOB across the region."

Mr Wee Ee Cheong, UOB Group's Deputy Chairman and Chief Executive Officer said, "This partnership marks another step in the Group's continued efforts in building a premier regional bank. The tie-up allows us to leverage our distribution strength and harness the manufacturing expertise of a leading life insurer, to jointly accelerate the growth of our bancassurance business regionally. We are delighted to have Prudential as our partner in this development and look forward to working together to deliver greater value to our customers and other stakeholders."

- ends -

About Prudential Corporation Asia
Prudential Corporation Asia comprises the life insurance, asset management and consumer finance operations of Prudential plc* in Asia. Our businesses span 13 markets, covering Mainland China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam and the United Arab Emirates.

We are the leading Europe-based life insurer in terms of market coverage and number of top three positions, and have more than 425,000 employees and agents across the region.

Our asset management business is also one of Asia's largest and most successful, with operations in ten markets and £42.2 billion in assets under management (at 30 September 2009). We manage funds on behalf of a wide range of retail and institutional investors, including life and pension products sold by Prudential, and hold more top five domestic mutual fund market positions than other regional players in Asia.

*Prudential plc, incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world.

It has been in existence for over 160 years and has £245 billion in assets under management (as at 30 June 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About UOB Group
United Overseas Bank Limited (UOB) is a leading bank in Asia. It provides a wide range of financial services through its global network of over 500 offices in 19 countries and territories in Asia Pacific, Western Europe and North America, including banking subsidiaries in Singapore, Malaysia, Indonesia, Thailand and mainland China.

In Singapore, UOB is a market leader in the credit and debit cards business, and the private residential home loan business. It is also a key player in loans to small and medium enterprises. Its fund management arm, UOB Asset Management, is one of Singapore's most awarded fund managers.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B for financial strength, and Aa1 and Prime-1 for long-term and short-term bank deposits respectively.

UOB also plays an active role in the community, focusing on children, education and the arts. It has organised the prestigious Painting Of The Year Competition and Exhibition since 1982, and supports Very Special Arts Singapore which provides art programmes for the disabled. In recognition of its contributions to the arts, UOB has been conferred the National Arts Council's Distinguished Patron of the Arts Award for the third consecutive year. UOB has also established the annual UOB Heartbeat Run to raise funds for charity.

For more information about UOB, visit www.uobgroup.com

About UOB Life Assurance Limited
UOB Life Assurance was incorporated in Singapore on 20 April 1990, providing a comprehensive range of life assurance products to meet our customers' needs for protection, savings, investment and retirement. These products are distributed through bancassurance, independent financial advisers and direct channels. Currently, the company has a paid-up capital of S$371 million and an asset size of over S$2 billion as at September 2009.

For media queries, please contact:

Vivian Song
Group Communications
United Overseas Bank
Email: Vivian.SongKY@UOBgroup.com
Tel: 6539 3990

Sarah Ng
Group Communications
United Overseas Bank
Email: Sarah.NgSP@UOBgroup.com
Tel: 6539 2225

Pauline Cheah
Director, Corproate Communications
Prudential Assurance Company Singapore
Email: pauline.cheah@prudential.com.sg
Tel: 6535 5977
Mobile: 96251911

Elaine Lim
Managing Director
Executive Director
Citigate Dewe Rogerson i.MAGE
Tel: 6530 7100
Mobile: 97512122

For UOB / UOB Life customer queries pertaining to this announcement, please call 1800 251 6615 (Toll-free).